Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

Jury Verdict against Ross Systems Returned in Sunshine Mills Lawsuit

ATLANTA – Dec. 6, 2010 – Ross Systems, Inc. announced today that a jury in the Franklin County Circuit Court of the State of Alabama, returned a verdict on Dec. 3, 2010, in litigation between Ross Systems, Inc. and Sunshine Mills, Inc., a major employer based in Red Bay, Alabama. In the lawsuit, Sunshine Mills alleged fraud related to the sale and implementation of a beta Ross ERP system in early 2005. The jury awarded a total of $61 million in damages to Sunshine Mills, of which approximately $16 million were compensatory damages, and $45 million of which were punitive damages. Ross denied these allegations and plans to appeal the verdict.

The jury reached this result despite the fact that:

•	Sunshine Mills acquired the Ross ERP beta system in 2005 and used the product for years before filing a lawsuit;

•	The Ross ERP system continues to be used by Sunshine Mills to this day;

•	Sunshine Mills has recently purchased services from Ross Systems to help them in their operations; and

•	The software at issue is being used successfully by many of Ross’ national and global customers, and has been for years.

“This is a sad day for the software industry,” said Sherri Rodriguez, president of Ross Systems. “These types of unfair judgments make it more and more challenging for software companies to operate. However, we will continue to focus on providing our thousands of customers with the world-class products and services they deserve and have successfully used for years. Moreover, our proven track record of delivering quality products and services to our many satisfied customers has led to consistently high maintenance retention rates over the years.”

“We feel that the jury’s award is contrary to the evidence and is excessive, especially since our enterprise license agreement with Sunshine Mills amounted to only about $235,000,” said Kenneth Thompson, general counsel of Ross Systems. “We plan to appeal and pursue every avenue available to us to overturn the verdict and to minimize, to the fullest extent possible, the amount of damages for which the company may ultimately be responsible. We are confident that justice will be served.”

A jury in the Franklin County Circuit Court of the State of Alabama, returned a verdict on December 3, 2010 in litigation between Ross Systems, Inc. and Sunshine Mills, Inc. Sunshine Mills alleged various tort-based and other causes of action relating to the sale and implementation of a Ross ERP system for which Sunshine Mills had paid approximately $235,000. Ross Systems denied the allegations, alleging that Sunshine Mills knowingly purchased a beta version of the software and that Sunshine Mills’ claims were subject to various limitations contained in the agreement between the parties.

About Ross Systems

Ross Systems was acquired by CDC Software (NASDAQ: CDCS) in 2004 and is a business unit of this global provider of hybrid enterprise software applications and services. CDC Corporation (NASDAQ: CHINA) owns approximately 85 percent of CDC Software.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, our beliefs regarding the Sunshine Mills litigation, including the outcome thereof, our beliefs regarding the nature and propriety of the jury verdict and our plans to seek a reversal of, or reduction in, the verdict, our beliefs regarding the appellate process and our bases for appeal, our expectations and plans regarding our business and customer focus, and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, many of which are outside our control, including (a) the risk that we will not prevail in our future efforts with respect to this matter, including our efforts to reverse or reduce the jury’s award, or that we will not prevail on appeal; (b) the risk of any potential impact a verdict in this case may have on other disputes we now or may in the future have outstanding; (c) the potential impact on our business and customers; (d) the ability to make changes in business strategy, development plans, product offerings and other matters and to respond to the needs of current, new and potential customers, suppliers, strategic partners; (e) the ability to integrate operations or new acquisitions in accordance with the company’s and its subsidiaries’ business strategies; (f) the effects of restructurings and rationalization of operations; (g) the ability to address technological changes and developments including the development and enhancement of products; (h) the ability to develop and market successful products and services; (h) the entry of new competitors and their technological advances; (i) the need to develop, integrate and deploy products and services that meet customer’s requirements; (j) the possibility of development or deployment difficulties or delays; (k) the dependence on customer satisfaction with the company’s and its subsidiaries’ products and services; (l) continued commitment to the deployment of the company’s and its subsidiaries’ products and services, including enterprise software solutions; (m) risks involved in developing software solutions and integrating them with third-party software and services; (n) the continued ability of the company’s enterprise software solutions to address client-specific requirements; and (o) demand for, and market acceptance of, new and existing enterprise software and services and the positioning of the company’s solutions. Further information on risks or other factors that could cause results to differ is detailed in CDC Software Corporation’s filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.